

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

Mr. K. Scott Gray
Chief Financial Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

      Re: **Luby's, Inc.**
               Form 10-K for the Fiscal Year Ended August 27, 2014
               Filed November 12, 2014
               File No. 1-08308

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 27, 2014

Management's Discussion and Analysis

Debt, page 33

1.   Reference is made to your disclosure on page 34 regarding your 2013 Credit Agreement. We note you obtained a waiver of non-compliance for the second quarter of fiscal 2014 for reporting net profit below the required minimum and further, the credit agreement was amended for certain provisions subsequent to year-end. In this regard, please tell us how you considered the guidance in ASC 470-10-45-1 in determining the appropriate classification for such debt as of August 27, 2014. As part of your response, please tell us whether the lender waived its call right for a period greater than one year.

Note 2. Acquisitions

Cheeseburger in Paradise, page 54

2.   We note you recorded approximately $2.0 million in goodwill on the acquisition of the 23 restaurants from Cheeseburger in Paradise in fiscal 2013. We also note that during fiscal year 2014, you disposed of 15 of these restaurants either through conversion into Fuddruckers restaurants, planned conversions into Fuddruckers restaurants, or as held for disposal and recognized goodwill impairment charges of $0.5 million. Given that only 8 of the 23 restaurants remain in operation as of the end of fiscal 2014, please tell us why only a small proportion of associated goodwill balance was written off in fiscal 2014 and the remaining balance remains recoverable.

3.   Additionally, please revise the notes to your financial statements to include the disclosures required by ASC 350-20-50 or advise us why you believe you are not required to do so.

Note 3. Reportable Segments, page 56

4.   Please explain to us why intangible assets and goodwill are allocated to corporate assets rather than the segment to which they relate. As part of your response, please cite the relevant authoritative guidance which supports your accounting treatment.

Note 18. Quarterly Financial Information, page 79

5.   Reference is made to the revised quarterly financial information for the quarter ended November 20, 2013 and 2012. When amounts vary from the amounts previously reported on Form 10-Q filed for any quarter, you are required to reconcile the amounts given with those previously reported in accordance with Item 302 of Regulation S-K. You are also required to provide the disclosures outlined in ASC 250-10-50 with respect to correction of an error. In this regard, we were unable to find such disclosures for the quarter ended November 20, 2013 in your Form 10-K. Please advise if this information has been provided elsewhere or revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief